UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 27 October 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Fatality at Harmony's Central Plant

Johannesburg: Thursday, 27 October 2016. Harmony Gold Mining Company Limited ("Harmony") regrets to advise that a contractor was fatally injured in a construction related accident at its Central Plant in Welkom in the Free State yesterday.

Construction work at the plant has been stopped until such time as a review of all construction risks has been completed.

Our heartfelt condolences go to the members of the deceased's family and his colleagues.

ends.

Issued by Harmony Gold Mining Company Limited

For more details, contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director